13013637

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68896

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bridgewood Advisors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 N. Jefferson Street # 330
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Jansen (414-434-7510)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner and Benton, LLP.
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

OATH OR AFFIRMATION

I, Robert Jansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bridgewood Advisors Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert A. Jansen
Signature

Managing Director
Title

Notary Public EXP 8/24/2014

NOTARY PUBLIC
SCOTT H. SCHUBERT
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIDGEWOOD ADVISORS INC.

Milwaukee, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2012

Reilly, Penner & Benton LLP

BRIDGEWOOD ADVISORS INC.

Milwaukee, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2012

TABLE OF CONTENTS

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bridgewood Advisors Inc.
Milwaukee, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Bridgewood Advisors Inc. as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton, LLP
February 22, 2013
Milwaukee, Wisconsin

BRIDGEWOOD ADVISORS INC.
Milwaukee, Wisconsin

Statement of Financial Condition
December 31, 2012

ASSETS

Current Assets:		
Cash and equivalents	$	107,725
Accounts receivable		13,847
Prepaid expenses		5,750
Total current assets		127,322
Property and Equipment:		
Cost		37,562
Less - Accumulated depreciation		(9,768)
Net property and equipment		27,794
Other Assets:		
Deposits		2,577
Total assets	$	157,693

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable	$	122
Other accrued liabilities		15,472
Total current liabilities		15,594
Stockholder's Equity		142,099
Total liabilities and stockholder's equity	$	157,693

The accompanying notes to financial statements
are an integral part of these statements.

1. Summary of Significant Accounting Policies

Business Activity

Bridgewood Advisors Inc. (the "Company") was formed in Wisconsin on April 25, 2011. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is a merger and acquisition advisory firm that specializes in conducting strategic acquisition searches, selling privately held businesses, and divesting non-core corporate divisions and product lines.

Cash

Cash consist of the Company's checking accounts.

Reserves and Custody of Securities

The Company is exempt from the full requirement of SEC Rule 15c3-3 as no customer's funds or securities are held or under the control of the Company.

Commission Income

The Company recognizes revenue at the time it is earned.

Accounts Receivable

Accounts receivable are reported at contract value, less an estimate for uncollectible amounts based on experience relative to the population of accounts receivable. As of December 31, 2012, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method for financial reporting purposes and on the accelerated method for income tax purposes. Major expenditures for property and equipment are capitalized between 3 - years. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Income Taxes

The Company, with the consent of its stockholders, has elected to be an "S" corporation under the Internal Revenue Code and similar state law. Instead of paying corporate income taxes, the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made. The Company is no longer subject to United States income tax examinations for years ending before December 31, 2009 and Wisconsin income tax examinations for years ending before December 31, 2008.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $8,604 for the year ended December 31, 2012.

1. Summary of Significant Accounting Policies (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated all subsequent events through February 22, 2013 for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital and required net capital were $92,131 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.17 to 1.

3. Stockholder's Equity

Stockholder's equity consists of the following:

Common Stock	$ 30
Additional paid in capital	117,970
Retained earnings	24,099
	$ 142,099

Common stock consists of 9,000 shares authorized, 3,000 shares issued and outstanding at $0.01 par value.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2012. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Property and Equipment

Property and equipment consist of the following:

Furniture	$	8,700
Office equipment		7,462
Computers and software		11,138
Leasehold improvements		10,262
Less accumulated depreciation		(9,768)
Total	$	27,794

Depreciation for the year ended December 31, 2012 amounted to $7,367.

6. 401(k) Plan

The Company has adopted a 401(k) Profit Sharing Plan and Trust (the "Plan") for the benefit of its employees. The Plan is available to all employees who have attained twenty-one years of age and who have completed one year of service to the Company. The Plan allows for employee deferrals of annual salary, an employer safe-harbor contribution of not less than 3% of Participants compensation, and a discretionary employer contribution as determined annually. The Company's total safe harbor and profit sharing contribution for the year ended December 31, 2012 was $10,364 and 65,167, respectively.

7. Concentrations

Cash is maintained at an area financial institution. Balances may periodically exceed the federally insured limit of $250,000, although the Company has never experienced a loss related to these overages. Non-interest bearing account balances were fully insured at December 31, 2012 due to a federal program in effect through December 31, 2012.

8. Operating Lease

Office space is leased under an operating lease agreement. Total office lease expense was $29,223 for the year ended December 31, 2012. Future minimum office lease payments as of December 31, 2012 are as follows:

2013	$	30,921
2014		30,921
2015		30,921
2016		30,921
	$	123,684

BRIDGEWOOD ADVISORS INC.
Milwaukee, Wisconsin

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2012

Aggregate Indebtedness		
Accounts payable	$	122
Accrued expenses		15,472
Total Aggregate Indebtedness	$	15,594
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	1,040
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	142,099
Deductions:		
Receivables		(13,847)
Prepaid expenses		(5,750)
Property and equipment		(27,794)
Other assets		(2,577)
Net Capital		92,131
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	87,131
Ratio of aggregate indebtedness to net capital		0.17 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):		
Net capital, as reported in Company's Amended Part IIA (unaudited) FOCUS report:	$	92,131

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Bridgewood Advisors Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Bridgewood Advisors Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

The accompanying notes to financial statements are an integral part of these statements.

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Internal Control

Board of Directors
Bridgewood Advisors Inc.
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of Bridgewood Advisors Inc., as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

Segregation of Duties

The Company operates its accounting and reporting function with a small number of individuals, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Bridgewood Advisors, Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 22, 2013
Milwaukee, Wisconsin

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors of Bridgewood Advisors Inc.
126 N. Jefferson Street
Milwaukee, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Bridgewood Advisors Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bridgewood Advisors Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bridgewood Advisors Inc. management is responsible for the Bridgewood Advisors Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries [SIPC 6 and check disbursement] noting no differences;

2 Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3 Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments to compare] noting no differences;

4 Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [blotter reports, contracts and disbursement records to other broker/dealers] supporting the adjustments noting no differences; and

5 Compared the amount of any overpayment, if any and applied it to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2013

Reilly, Penner & Benton LLP

Reilly, Penner & Benton LLP

1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz